EXHIBIT 99.1

CENOVUS ENERGY INC.

US$500,000,000 2.650% Notes due 2032

US$750,000,000 3.750% Notes due 2052

UNDERWRITING AGREEMENT

New York, New York

September 9, 2021

To the Representatives named in

Schedule I hereto of the several

Underwriters named in Schedule II

hereto

Ladies and Gentlemen:

Cenovus Energy Inc., a corporation organized under the laws of Canada (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as representatives (in such capacity, the “Representatives”), the principal amount of its securities identified in Schedule I hereto (the “Securities”). The Securities are to be issued pursuant to an indenture (the “Indenture”) dated as of August 17, 2012 between the Company and The Bank of New York Mellon, as trustee (the “Trustee”). Securities issued in book-entry form will be issued to Cede & Co. as nominee of The Depository Trust Company (“DTC”).

The Company has prepared and filed a preliminary short form base shelf prospectus, dated September 10, 2019, and a final short form base shelf prospectus, dated September 19, 2019 (the “Canadian Base Prospectus”), in respect of up to US$5,000,000,000 aggregate principal amount of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units with the Alberta Securities Commission (the “ASC”), and has been issued a preliminary receipt by the ASC for such preliminary short form base shelf prospectus and a final receipt by the ASC for such final short form base shelf prospectus. The term “Alberta Securities Law” means the securities laws in the province of Alberta and the respective rules and regulations under such laws, together with the applicable published policy statements and applicable notices and blanket orders or rulings of the ASC, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and Companion Policy 44-101CP and National Instrument 44-102 – Shelf Distributions and Companion Policy 44-102CP (collectively, the “Shelf Procedures”). The ASC is the principal securities regulatory authority regulating the offering of the Securities. The term “Canadian Final Prospectus” means the final prospectus supplement relating to the offering of the Securities first filed with the ASC after the Applicable Time, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. A preliminary prospectus supplement was filed with the ASC on September 9, 2021. The term “Canadian Preliminary Prospectus” means the preliminary prospectus supplement relating to the offering of the Securities filed with the ASC, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

The Company has also filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-233702), as amended by Amendment No. 1 to such registration statement on Form F-10, providing for the registration of up to US$5,000,000,000 aggregate principal amount of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units, including the Securities, under the Securities Act. Such registration statement and any post-effective amendment thereto, in each case including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) each in the form heretofore delivered or to be delivered to the Underwriters, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, have become effective pursuant to Rule 467. The various parts of such registration statement including all exhibits thereto (except the Form T-1, as defined below) and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Securities that is filed with the SEC and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement.” The Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) included in the Registration Statement shall be referred to herein as the “U.S. Base Prospectus.” The U.S. Base Prospectus, as filed together with the preliminary prospectus supplement relating to the offering of the Securities filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, on September 9, 2021 is referred to herein as the “U.S. Preliminary Prospectus.” The U.S. Base Prospectus, as filed together with the final prospectus supplement relating to the offering of the Securities first filed with the SEC pursuant to General Instruction II.L of Form F-10, including all documents incorporated therein by reference, after the Applicable Time is referred to herein as the “U.S. Final Prospectus.”

The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

The Company has caused the Trustee to prepare and file with the SEC a Statement of Eligibility and Qualification on Form T-1 pertaining to the Indenture in conjunction with the filing of the Registration Statement (the “Form T-1”).

All references in this Agreement to financial statements and schedules and other documents and information which are “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to mean and include all such financial statements and schedules and other documents and information which are incorporated by reference therein as of the date of such Registration Statement, U.S. Base Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be. Any reference herein to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed or furnished under the Exchange Act, on or before the Effective Date (as defined herein) of the Registration Statement or the issue date of such U.S. Base Prospectus, U.S. Preliminary Prospectus or U.S. Final Prospectus and any reference to the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein pursuant to Alberta Securities Law on or before the date of such Canadian Base Prospectus, Canadian Preliminary Prospectus or Canadian Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Alberta Securities Law, as applicable, after the Effective Date of the Registration Statement or the issue date of the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be, that purports to amend or supplement any such document.

1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act and is eligible to use the Shelf Procedures. A receipt has been issued by the ASC in respect of the Canadian Base Prospectus and no order suspending the distribution of the Securities or ceasing the trading of any securities of the Company by any persons has been issued by the ASC or any court and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the ASC, and any request on the part of the ASC for additional information in relation to the Canadian Base Prospectus has been complied with. The Registration Statement, in the form delivered to the Representatives, has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose are pending or, to the knowledge of the Company, are contemplated by the SEC, and any request on the part of the SEC for additional information in relation to the Registration Statement has been complied with.

(b) (i) At its date and on the Closing Date (as defined herein), each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply in all material respects with Alberta Securities Law (including the Shelf Procedures); (ii) on the Effective Date, the U.S. Base Prospectus conformed in all material respects to the Canadian Base Prospectus, and at its date and at the Closing Date, the U.S. Final Prospectus will conform in all material respects to the Canadian Final Prospectus, except, in each case, for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; (iii) on the Effective Date, the Registration Statement complied and, at the Closing Date, will comply, in all material respects with the requirements of the Securities Act and the Trust Indenture Act; (iv) the Registration Statement, on the Effective Date, did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (v) the U.S. Final Prospectus, as of its date and as of the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (vi) at its date and at the Closing Date, all information and statements (except information and statements relating solely to any of the Underwriters) contained in the Canadian Preliminary Prospectus or the Canadian Final Prospectus or any amendment or supplement thereto, as the case may be, are or will be true and correct in all material respects at the time of delivery thereof and contain no misrepresentation and the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto constitutes full, true and plain disclosure of all material facts relating to the Company and the Securities, as interpreted under Alberta Securities Law, and no material fact or information has been omitted therefrom (except facts or information relating solely to any of the Underwriters) which is required under Alberta Securities Law to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in the light of the circumstances under which they were made; (vii) on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; (viii) (A) the Disclosure Package (as defined herein), and (B) each electronic road show, if any, when taken together as a whole with the Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that (1) the Company makes no representations or warranties as to that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee and (2) the representations and warranties contained in clauses (iii), (iv), (v), (vi) and (viii) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriters through the Representatives specifically for inclusion in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Disclosure Package, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c) The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package, at the time they were or at the time they are hereafter filed with the SEC or the ASC complied and will comply in all material respects with the requirements of Alberta Securities Law and the Exchange Act.

(d) The Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be substantively identical to the electronically transmitted copies thereof filed with the ASC in electronic format on the System for Electronic Document Analysis and Retrieval (“SEDAR”), except to the extent permitted by Alberta Securities Law. The Registration Statement, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be substantively identical to the electronically transmitted copies thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except to the extent permitted by Regulation S-T.

(e) Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 5(b) hereof will not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f) The Company has been duly amalgamated, and is a validly subsisting corporation under the laws of Canada, with the necessary corporate power and capacity to own its properties and conduct its business as is or will be described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement. Each subsidiary and partnership of the Company with total assets that exceed 10% of the total consolidated assets of the Company or revenues that exceed 10% of the total consolidated revenues of the Company as at and for the six-month period ending on June 30, 2021, each of which is listed in Schedule V to this Agreement (each a “Significant Subsidiary”), has been duly organized and is subsisting and in good standing, if applicable, under the laws of the jurisdiction of its incorporation or organization, has the necessary corporate or partnership, as applicable, power and authority or capacity to own, directly or indirectly, lease and operate, as applicable, its properties and to conduct its business as is or will be described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(g) The Company has necessary corporate power and authority to execute and deliver this Agreement, the Securities and the Indenture and to perform its obligations hereunder and thereunder; and all action required to be taken by the Company for the due and proper authorization, execution and delivery of each of this Agreement, the Securities and the Indenture and the consummation of the transactions contemplated hereby has been duly and validly taken.

(h) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and possible judicial action giving effect to governmental actions relating to persons or transactions or foreign laws affecting creditors’ rights and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(i) The Securities to be purchased by the Underwriters from the Company are in a form that is in conformity with the provisions of the Indenture, have been duly authorized by the Company for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date, will have been duly executed by the Company and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally, and the holders thereof will be entitled to the benefits of the Indenture.

(j) The Securities and the Indenture will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(k) The statements set forth or to be set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement under the caption “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws and documents referred to therein, constitute, or will constitute, fair and adequate summaries of the matters referred to therein; and the statements set forth or to be set forth in “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations” insofar as they purport to describe the provisions of the laws and documents referred to therein, constitute, or will constitute, fair and adequate summaries of the matters referred to therein.

(l) The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities and the Indenture and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is bound or to which any of the property or assets of the Company are subject, which individually or in the aggregate would result in a material adverse effect, change, development or event that alone or in conjunction with any other effect, change, development or event is materially adverse to the business, operations or conditions (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), nor will such action result in any violation of (i) the provisions of the constating documents and by-laws of the Company, or (ii) any statute or any order, rule or regulation of any court or governmental agency or body (“Governmental Agency”) having jurisdiction over the Company or any of its Significant Subsidiaries or any of their respective properties that, in the case of (ii) only, would result, individually or in the aggregate, in a Material Adverse Effect; and no consent, approval, authorization, order, registration, clearance or qualification (“Governmental Authorization”) of or with any such Governmental Agency is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement with respect to such Securities, except in respect of the filing of a report of exempt distribution under National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”) for sales made to purchasers of the Securities in Canada and except such as have been, or will have been, obtained prior to the Closing Date (as defined herein), and such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters.

(m) Other than as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, neither the Company nor any of its subsidiaries is (i) in violation of its articles and by-laws, if applicable, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound or (iii) in violation of any law or statute applicable to the Company or any of its subsidiaries or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its subsidiaries, except as would not with respect to (ii) or (iii) above, result, individually or in the aggregate, in a Material Adverse Effect;

(n) Other than as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of such subsidiaries, would result, individually or in the aggregate, in a Material Adverse Effect or materially adversely affect the consummation of the transactions contemplated herein; and, to the Company’s knowledge, no such proceedings are contemplated by any Governmental Agency or by others.

(o) The Company is not and, after giving effect to the offering and the sale of the Securities and the application of their proceeds as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement will not be required to be registered as an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(p) Other than as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement or except as would not individually or in the aggregate result in a Material Adverse Effect, (i) the Company and its subsidiaries are each in compliance with all applicable Environmental Laws, (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending or, to the knowledge of the Company, threatened Environmental Claims against the Company or any subsidiary. For purposes of this subsection, the following terms shall have the following meanings: “Environmental Laws” means any Canadian or United States (or other applicable jurisdiction’s) federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code or binding and applicable policy or rule of common law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment or any chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority. “Environmental Claim” means any administrative, regulatory or judicial action, suit, demand, demand letter, claim, lien, notice of noncompliance or violation or proceeding relating in any way to any Environmental Laws.

(q) Other than as set forth in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, the Company and its Significant Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their respective properties and conduct their businesses as now conducted or proposed to be conducted as described in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, except where such failure would not result, individually or in the aggregate, in a Material Adverse Effect.

(r) The Company is not aware of any defects in title to its core oil and gas properties, the material assets and facilities which are used in the production and marketing of its oil and gas that, in the aggregate, would result, individually or in the aggregate, in a Material Adverse Effect.

(s) A true and complete copy of each of the reports prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”) for the year ended December 31, 2020 and by GLJ Ltd. (“GLJ”) for the year ended December 31, 2020 with respect to the Company’s reserves (individually and together, the “Cenovus Reserves Reports”) has been provided to the Underwriters. The Company co-operated with GLJ and McDaniel in the preparation of the Cenovus Reserves Reports, which have been accepted and approved by the reserves committee and the Board of Directors of the Company. The Company has made available to GLJ and McDaniel prior to the issuance of the Cenovus Reserves Reports for the purpose of preparing such reports all information within the Company’s power or possession requested by GLJ or McDaniel, which information did not, to the Company’s knowledge, at the time such information was provided, contain any misrepresentation and the Company does not have any knowledge of any change in the production, cost, reserves or other relevant information provided to GLJ or McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. The Company believes that the Cenovus Reserves Reports reasonably present the estimated quantity and pre-tax net present values of the oil, natural gas and NGL reserves associated with the oil, natural gas and NGL properties evaluated in such reports as at December 31, 2020, based upon information available at the time such reserves information was prepared, and the Company believes that at the date of such reports, they reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom.

(t) A true and complete copy of the audit opinion (the “Sproule Audit Opinion”) of Sproule Associates Limited (“Sproule”) relating to the audit of Husky Energy Inc. (“Husky”)’s oil, natural gas and NGL reserves estimates for the year ended December 31, 2020 (the “Husky Reserves Estimates”) has been provided to the Underwriters. The Company believes that the Husky Reserves Estimates reasonably present the estimated quantity and pre-tax net present values of the oil, natural gas and NGL reserves associated with the oil, natural gas and NGL properties evaluated in the Husky Reserves Estimates as at December 31, 2020, based upon information available at the time such reserves information was prepared, and the Company believes that at the date of such report, it reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom.

(u) Neither the Company nor any of its subsidiaries or partnerships or, to the knowledge of the Company, any director, officer, employee, agent, affiliate or representative of the Company, its subsidiaries or partnerships is an individual or entity (“Person”) currently the target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control, the Canadian government or the United Nations Security Council (collectively, “Sanctions”), nor is the Company, its subsidiaries or partnerships located, organized or resident in a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Iran, Cuba, Syria, North Korea, and Crimea). The Company will not, directly or indirectly, use the proceeds of the transaction, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory, that, at the time of such funding or facilitation, is the target of Sanctions in any manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Company and its subsidiaries have not knowingly engaged in, and are not now knowingly engaged in, and will not engage in any dealings or transactions with any Person that, at the time of such dealing or transaction, is or was the target of Sanctions or with or in any country or territory that is or was the target of Sanctions, in each case in violation of Sanctions in any material respect.

(v) None of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), or the rules and regulations promulgated thereunder or any other applicable anti-bribery or anti-corruption law. The Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), and the rules and regulations promulgated thereunder, and the other applicable anti-bribery or anti-corruption laws, and have instituted and maintain and enforce policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(w) The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(x) The consolidated financial statements of the Company included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, together with the related notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the earnings, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said consolidated financial statements comply as to form with the applicable accounting requirements of the securities laws in the United States and Canada as interpreted and applied by the SEC or the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada, as applicable, and have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved; and the selected financial information included in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement presents fairly the information shown therein. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, as applicable, fairly present the information called for in all material respects and have been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(y) The pro forma financial statements and the related notes thereto included in or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement present fairly the information shown therein; said pro forma financial statements comply as to form with the applicable accounting requirements of the securities laws in the United States and Canada as interpreted and applied by the SEC or the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada, as applicable, and have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(z) PricewaterhouseCoopers LLP, Chartered Professional Accountants, who audited or reviewed the consolidated financial statements of the Company and its subsidiaries included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement are, to the Company’s knowledge, an independent registered public accounting firm with respect to the Company, within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta, the Securities Act and the applicable rules and regulations adopted by the SEC and the Public Accounting Oversight Board (United States).

(aa) KPMG LLP, Chartered Professional Accountants, who audited or reviewed the consolidated financial statements of Husky and its subsidiaries included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement were, to the Company’s knowledge, the independent registered public accounting firm of Husky, within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta, the Securities Act and the applicable rules and regulations adopted by the SEC and the Public Accounting Oversight Board (United States) up to and including February 8, 2021, the date they ceased being the auditor of Husky.

(bb) There are no transfer taxes or other similar fees or charges under United States or Canadian federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(cc) Each of GLJ and McDaniel, who prepared the Cenovus Reserves Reports referred to in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, are, to the Company’s knowledge, independent reserves evaluators in respect of the Cenovus Reserves Reports as required by the applicable securities laws in Canada as interpreted and applied by the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.

(dd) Sproule, who audited the Husky Reserves Estimates referred to in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, were, during the relevant periods, to the Company’s knowledge, independent reserves auditors in respect of the Husky Reserves Estimates as required by the applicable securities laws in Canada as interpreted and applied by the securities commission or similar securities regulatory authority in each of the provinces and territories of Canada.

(ee) The Company is subject to Section 13 or 15(d) of the Exchange Act. The Company is a “reporting issuer” or has equivalent status in each of the provinces and territories of Canada within the meaning of all applicable securities laws in each of the provinces and territories of Canada and all rules, regulations, policy statements, instruments, notices and blanket orders or rulings thereunder and since January 1, 2021, the Company has not received any correspondence or notice from any securities commission or similar securities regulatory authority in each of the provinces and territories of Canada concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding.

(ff) The Company and its subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) and such internal control over financial reporting and procedures are effective and the Company and its subsidiaries are not aware of any material weakness in their internal control over financial reporting.

(gg) The Company and its consolidated subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) and such disclosure controls and procedures comply with the requirements of Alberta Securities Law and the Exchange Act and are effective.

(hh) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(ii) The Company is authorized to issue (i) an unlimited number of common shares in the capital of the Company of which, as at June 30, 2021, no more than 2,017,605,496 such shares were issued and outstanding, all of which are issued as fully paid and non-assessable, and (ii) subject to the restrictions set forth in the Company’s articles, a number of first preferred shares and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares of which, as at June 30, 2021 there were 36,000,000 first preferred shares outstanding (consisting of 10,739,654 series 1 first preferred shares, 1,260,346 series 2 first preferred shares, 10,000,000 series 3 first preferred shares, 8,000,000 series 5 first preferred shares, and 6,000,000 series 7 first preferred shares). In addition, as at June 30, 2021 there were 62,249,756 warrants outstanding entitling the holders thereof to purchase an equivalent number of common shares in the capital of the Company.

(jj) The Company has not taken, directly or indirectly, and will not take any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(kk) As at the times of their respective preparation, the guidance and other forward-looking information and financial outlooks contained or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement had a reasonable basis, and the assumptions used to prepare such information were reasonable in the circumstances present at such time(s).

(ll) Except as disclosed in each of the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement, under current laws and regulations of Canada and any political subdivision thereof, all interest, principal, premium, if any, and other payments due or made on the Securities may be paid by the Company to a Non-Resident Holder (as defined in “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations”) in United States dollars, and all such payments made to Non-Resident Holders will not be subject to withholding or deduction in Canada or any political subdivision or taxing authority thereof.

(mm) Except as disclosed in the Canadian Final Prospectus, the U.S. Final Prospectus, the Registration Statement and the Disclosure Package, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(nn) As of the respective times of their preparation, any statistical and market-related data included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement were based on or derived from sources that the Company believes, after reasonable inquiry, were reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(oo) (i) The Company is not aware of any material security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company and its subsidiaries), equipment or technology (collectively, “IT Systems and Data”); (ii) neither the Company nor any of its subsidiaries has been notified of, and each of them have no knowledge of any event or condition that could reasonably be expected to result in, any material security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data; (iii) each of the Company and its subsidiaries has implemented commercially reasonable controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards and (D) the Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification.

Any certificate signed by any officer of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

2. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3. Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than two Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of DTC unless the Representatives shall otherwise instruct.

4. Offering by Underwriters.

(a) It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Underwriters hereby agree that they will not distribute Securities under the U.S. Final Prospectus or the Canadian Final Prospectus to a purchaser resident in Canada; provided, however, that either prospectus may form part of the Canadian offering memorandum referred to in Section 4(b) of this Agreement in respect of the offer and sale of Securities on a private placement basis in Canada in accordance with Section 4(b) of this Agreement. The several Underwriters may also offer the Securities to purchasers located or resident in Canada on a private placement basis pursuant to exemptions from the prospectus requirements of Canadian securities laws as set forth in Section 4(b) of this Agreement.

(b) The Underwriters shall provide each purchaser located in Canada or that is a resident of Canada with a copy of the form of Canadian offering memorandum approved by the Company and the Underwriters, pursuant to which each such purchaser will make the deemed representations and warranties contained therein for the benefit of the Company and the Underwriters. The Underwriters agree that they will distribute the Securities to residents in Canada only on a private placement basis to non-individual purchasers located or resident in Ontario, Quebec, Alberta or British Columbia who qualify as both “accredited investors” as defined in Section 73.3 of the Securities Act (Ontario) or NI 45-106 and as “permitted clients” within the meaning of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and further represent and agree that, except in respect of activities relating to the private placement of Securities in Canada in accordance with the foregoing, they have not undertaken and will not undertake any advertisement or solicitation respecting the Securities to a prospective purchaser resident in Canada. Each Underwriter will provide the Company with the information pertaining to each purchaser of the Securities in Canada as is required to be disclosed in Schedule 1 of Form 45-106F1 under NI 45-106 within three (3) business days after the Closing Date.

(c) The Underwriters hereby further represent and agree that they have not undertaken and will not undertake any advertisement or solicitation in furtherance of the public distribution of the Securities in Canada (which, for certainty, does not include any activities undertaken in connection with the purchases and sales of Securities completed to residents of Canada on a private placement basis in accordance with Section 4(b) of this Agreement).

5. Agreements. The Company agrees with the several Underwriters that:

(a) Prior to the termination of the offering of the Securities, the Company will not file any amendment to the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, or any amended Canadian Base Prospectus, U.S. Base Prospectus, Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, Canadian Final Prospectus or U.S. Final Prospectus unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Canadian Final Prospectus and the U.S. Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives and shall file (i) such Canadian Final Prospectus with the ASC in accordance with the Shelf Procedures and (ii) such U.S. Final Prospectus with the SEC pursuant to General Instruction II.L of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the ASC. The Company will promptly file all reports required to be filed by it with the ASC pursuant to Alberta Securities Law and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus (or in lieu thereof, a notice referred to in Rule 173(a)) is required under the Securities Act in connection with the offering or sale of the Securities. During such same period, the Company will advise the Representatives, promptly after it receives notice thereof, (i) of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, (ii) when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the ASC or the SEC, (iii) of the issuance by the ASC (or other Canadian securities regulatory authorities) or the SEC of any stop order or cease trade order or of any order preventing or suspending the use of any prospectus relating to the Securities, (iv) of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, (v) of the initiation or threatening of any proceeding for any such purpose, or (vi) of any request by the ASC or the SEC for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities. The Company will use its reasonable efforts to prevent the issuance of any such stop order or cease trade order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or cease trade order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its reasonable efforts to obtain as soon as possible the withdrawal of such order.

(b) The Company will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by the Representatives and attached as Schedule IV hereto and will file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c) During the period from the date hereof until completion of the distribution of the Securities, the Company shall promptly notify the Representatives in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Company subsidiaries on a consolidated basis;

(ii) any material fact that has arisen or has been discovered which would have been required to have been stated in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then amended or supplemented, had the fact arisen or been discovered on, or prior to, the date of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as the case may be; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package,

which change or new material fact is, or may be, of such a nature as:

(i) to render the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, misleading or untrue or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(ii) to cause the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, each as then supplemented, to include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading;

(iii) to make it necessary to amend the Registration Statement, file a new registration statement or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with the Securities Act or the Exchange Act, or the respective rules thereunder, including in connection with use or delivery of the Canadian Final Prospectus or the U.S. Final Prospectus;

(iv) would result in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Alberta Securities Law; or

(v) could reasonably be expected to have a Material Adverse Effect.

The Company shall in good faith discuss with the Representatives any material fact or material change (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Representatives pursuant to this Section. During the period from the date hereof until completion of the distribution of the Securities and at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), the Company shall promptly comply with all applicable filing and other requirements under the Securities Act and Alberta Securities Law arising as a result of any material change, fact, event or circumstance referred to in this Section and shall promptly, and in any event within any time limit prescribed under the Securities Act and applicable Alberta Securities Law, (i) prepare and file with the ASC and the SEC, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (ii) use its reasonable efforts to have any amendment to the Registration Statement or new registration statement become effective as soon as practicable in order to avoid any disruption in use of the Canadian Final Prospectus or U.S. Final Prospectus and (iii) thereafter supply any supplemented Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package to you in such quantities as you may reasonably request and shall comply with its obligations hereunder in respect thereof.

(d) As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(e) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies (which may be electronic copies) of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Canadian Base Prospectus, U.S. Base Prospectus, Canadian Final Prospectus, U.S. Final Prospectus, and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. If applicable, the Company will pay the expenses of printing or other production of all documents relating to the offering.

(f) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject; provided further that the Securities may not be offered in any jurisdiction other than the provinces and territories of Canada or the United States in a manner that would require the Company to comply with any registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of such jurisdiction, other than with respect to filing reports of exempt distribution with Canadian securities regulatory authorities.

(g) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the SEC or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

(h) The Company will not, without the prior written consent of J.P. Morgan Securities LLC, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities similar to the Securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto.

(i) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the SEC of the Registration Statement (including financial statements and exhibits thereto), the Form F-X, the Form T-1, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) if applicable, the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each of the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) all expenses in connection with the registration or qualification of the Securities for offering and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification and in connection with any Blue Sky memoranda); (vi) any filings required to be made with the Financial Industry Regulatory Authority, Inc. or the ASC (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) any fees charged by securities rating services for rating the Securities; (viii) the fees and expenses of the Trustee and the reasonable fees and disbursements of counsel for the Trustee in connection with any Indenture and the Securities; (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company and (x) all other reasonable costs and expenses incident to the performance by the Company of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that except as provided in this Section, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel.

(j) The Company will cooperate with the Underwriters and use its commercially reasonable efforts to permit the Securities to be eligible for clearance and settlement through the facilities of DTC.

(k) The Company will use the proceeds received by it from the sale of the Securities in the manner specified in the Canadian Final Prospectus, U.S. Final Prospectus and Disclosure Package under the caption “Use of Proceeds.”

(l) The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(m) The Company will deliver to the Representatives, on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as the Representatives may reasonably request in connection with the verification of the foregoing certification.

(n) The Company will timely file all documents required to be filed with Canadian securities regulatory authorities in connection with the issuance and sale of the Securities to purchasers resident in Canada in accordance with applicable Canadian securities laws, including, without limitation, any Form 45-106F1 prescribed by NI 45-106.

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) (i) The Canadian Final Prospectus shall have been filed with the ASC under the Shelf Procedures, (ii) the U.S. Final Prospectus shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act and (iii) the final term sheet contemplated by Section 5(b) hereto, and any other material required to be filed by the Company in accordance with Rule 433(d), shall have been filed with the SEC, in each case, within the applicable time period in the manner prescribed for such filing and in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no cease trade order affecting the Securities and no other order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been issued, or to the Company’s knowledge threatened, by the SEC or the ASC.

(b) The Company shall have requested and caused Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company, to have furnished to the Representatives on the Closing Date their opinion and negative assurance letters, each dated the Closing Date and addressed to the Underwriters, in the forms set forth in Exhibit A-1 and Exhibit A-2, respectively.

(c) (i) The Company shall have requested and caused Blake, Cassels & Graydon LLP, Canadian counsel for the Company, to have furnished to the Representatives on the Closing Date their opinion letter, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit B.

(ii) The Company shall have requested and caused McCarthy Tétrault LLP, Canadian tax counsel for the Company, to have furnished to the Representatives on the Closing Date their opinion letter, dated the Closing Date and addressed to the Underwriters, in the form set forth in Exhibit C.

(d) On the Closing Date, the Representatives shall have received from Shearman & Sterling LLP, U.S. counsel for the Underwriters, such opinion and negative assurance letters, each dated the Closing Date and addressed to the Underwriters, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e) On the Closing Date, the Company shall have furnished to the Representatives a certificate of the Company, signed by any one of the President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, and the Treasurer of the Company, together with any other officer of the Company (on behalf of the Company), dated the Closing Date, to the effect that the signers of such certificate have examined the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and, any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, if any, and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) the receipt obtained from the ASC in respect of the Canadian Base Prospectus remains in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement has been issued by the ASC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the ASC or the SEC, respectively, and any request for additional information by the ASC or the SEC have been complied with; and

(iii) since the date of the most recent audited consolidated financial statements included or incorporated by reference in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth or incorporated in or contemplated in the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and the Registration Statement.

(f) The receipt obtained from the ASC in respect of the Canadian Base Prospectus shall remain in effect and no order having the effect of ceasing or suspending the distribution of or the trading in the securities of the Company nor any notice objecting the use of the Canadian Base Prospectus or the Registration Statement shall have been issued by the ASC or the SEC, respectively, and no proceedings for that purpose shall have been issued, or to the Company’s knowledge, threatened, by the ASC or the SEC, respectively, and any request for additional information by the ASC or the SEC shall have been complied with.

(g) The Company shall have requested and caused PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Company, to have furnished to the Representatives, at the Execution Time and at the Closing Date, “comfort letters” (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than three (3) days prior to the respective dates of such letters), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(h) The Company shall have requested and caused KPMG LLP, the independent registered public accounting firm of Husky, to have furnished to the Representatives, at the Execution Time and at the Closing Date, “comfort letters” (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date (with a “cut-off” date no more than three (3) days prior to the respective dates of such letters), in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to Husky’s financial statements and certain financial information related to Husky contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(i) The Company shall have requested and caused each of McDaniel and GLJ, the independent qualified reserves evaluators of the Company, and Sproule, the independent qualified reserves auditor of Husky, to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the Underwriters containing statements and information concerning the information in, with respect to McDaniel and GLJ, the Cenovus Reserves Reports and, with respect to Sproule, the Husky Reserves Estimates, contained in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package.

(j) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto) and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been any change or any development involving a prospective change in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package the effect of which, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Canadian Final Prospectus (exclusive of any amendment or supplement thereto), the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) and the Disclosure Package.

(k) Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization,” (as defined for purposes of Rule 3(a)(62) under the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(l) At the Closing Date, the Securities shall be eligible for clearing and settlement through the facilities of DTC.

(m) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Securities.

(n) Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Securities as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered (including remotely by facsimile or other electronic transmission) at the office of Shearman & Sterling LLP, counsel for the Underwriters, at Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to clause (i) or (iii) of Section 11 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through the Representatives on demand for all documented out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Underwriter, their affiliates involved in the distribution of the Securities, the directors and officers of each Underwriter and each person who controls any Underwriter within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Canadian Preliminary Prospectus, the U.S. Preliminary Prospectus, the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the following statements set forth under the heading “Underwriting (Conflicts of Interest)” in the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus and the Disclosure Package or any Issuer Free Writing Prospectus: (i) the names of the Underwriters, (ii) the sentences related to concessions, discounts and reallowances and (iii) the paragraphs related to price stabilization and short positions.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than under subsection (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such claim or action) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities to which such Loss relates; provided, however, no Underwriter shall be required to contribute any amount in excess of the total underwriting discounts and commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by such Underwriters, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee, affiliate, and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Stabilization. In connection with the offering of the Securities, and in compliance with applicable laws, the Underwriters (or persons acting on their behalf) may over-allot Securities or effect transactions with a view to supporting the market price of the Securities at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur.

11. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time after the Execution Time and prior to such delivery and payment (i) trading in any of the Company’s securities shall have been the subject of a cease trade order by the ASC or suspended by the SEC, the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (iii) any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial or other governmental authority in relation to the Company or any of the Company subsidiaries or any law or regulation is promulgated, changed or announced, which, in the sole opinion of an Underwriter, acting reasonably, operates to or is expected to prevent or materially restrict the distribution or trading of the Securities or any other securities of the Company, (iv) a banking moratorium shall have been declared either by Federal or New York State authorities, Canadian federal authorities or European Union authorities or (v) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S., European Union or Canadian financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any U.S. Preliminary Prospectus or Canadian Preliminary Prospectus, the Canadian Final Prospectus (exclusive of any amendment or supplement thereto) and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).

12. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

13. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered, telefaxed or sent by electronic transmission to each of:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Attention: Investment Grade Syndicate Desk

Facsimile: (212) 834-6081

BofA Securities, Inc.

1540 Broadway

NY8-540-26-02

New York, NY 10036

Attention: High Grade Transaction Management/Legal

Facsimile: (212) 901-7881

Email: dg.hg_ua_notices@bofa.com

MUFG Securities Americas Inc.

1221 Avenue of the Americas, 6th Floor

New York, New York 10020

Attention: Capital Markets Group

Facsimile: (646) 434-3455

or, if sent to the Company, will be mailed, delivered, telefaxed or sent by electronic transmission to it at:

Cenovus Energy Inc.

225 6 Avenue S.W., PO Box 766

Calgary, Alberta, T2P 0M5

Attention: Treasurer

Facsimile: 403-513-6484

Email: karen.graham@cenovus.com

14. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

15. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. Submission to Jurisdiction. The Company irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the U.S. Final Prospectus, the Canadian Final Prospectus, the Registration Statement, the Disclosure Package, any Issuer Free Writing Prospectus, or the transactions contemplated hereby or thereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

18. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

19. Authorized Agent. The Company has irrevocably appointed CT Corporation System (or any successor) with offices at 28 Liberty Street, New York, New York 10005 as agent for service of process, in the County, City and State of New York, United States of America (the “Authorized Agent”) as their authorized agent upon whom process may be served in any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and the Authorized Agent agrees to act as said agent for service of process.

20. Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

21. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

22. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

23. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 23, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

24. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Applicable Time” shall mean 3:10 p.m. New York City time on the date that this Agreement is executed and delivered by the parties hereto.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

“Disclosure Package” shall mean, collectively, (i) the U.S. Base Prospectus, (ii) the U.S. Preliminary Prospectus, (iii) the Issuer Free Writing Prospectus or Prospectuses, if any, identified in Schedule III hereto and (iv) any other Free Writing Prospectus identified in Schedule III hereto.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Securities Act.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Trust Indenture Act” shall mean the U.S. Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

CENOVUS ENERGY INC.

By:	/s/ Jeffrey R. Hart
Name: Jeffrey R. Hart
Title: Executive Vice President & Chief Financial Officer

By:	/s/ Karen Graham
Name: Karen Graham
Title: Treasurer

[Signature Page to Underwriting Agreement]

The foregoing Agreement is hereby confirmed and accepted as of the date specified in
Schedule I hereto.

J.P. Morgan Securities LLC
BofA Securities, Inc.
MUFG Securities Americas Inc.

On behalf of themselves and the
several Underwriters named
in Schedule II hereto

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
Name: Som Bhattacharyya
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Shawn Cepeda
Name: Shawn Cepeda
Title: Managing Director

MUFG SECURITIES AMERICAS INC.

By:	/s/ Richard Testa
Name: Richard Testa
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriting Agreement dated September 9, 2021

Registration Statement No. 333-233702

Representatives:	J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

MUFG Securities Americas Inc. 1221 Avenue of the Americas, 6th Floor
New York, New York 10020

Title, Purchase Price and Description of Securities:

Title:	2.650% Notes due 2032 (the “2032 Notes”) 3.750% Notes due 2052 (the “2052 Notes” and, together with the 2032 Notes, the “Notes”)

Principal amount:	US$500,000,000 of the 2032 Notes US$750,000,000 of the 2052 Notes

Purchase price (including accrued interest or amortization, if any):	98.912% for the 2032 Notes (representing a purchase price for the 2032 Notes equal to the public offering price of 99.562%, less a commission payable to the Underwriters of 0.650% of the aggregate principal amount of the 2032 Notes) 98.409% for the 2052 Notes (representing a purchase price equal for the 2052 Notes to the public offering price of 99.284%, less a commission payable to the Underwriters of 0.875% of the aggregate principal amount of the 2052 Notes)

Optional redemption:	Prior to October 15, 2031 (the date that is three months prior to the maturity date of the 2032 Notes), the Company may redeem the 2032 Notes, in whole or in part, at the option of Cenovus, at any time and from time to time, at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2032 Notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the 2032 Notes to be redeemed (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the U.S. Preliminary Prospectus) plus 25 basis points, in each case, plus accrued and unpaid interest thereon to the redemption date.

Schedule I-1

On or after October 15, 2031, the Company may redeem the 2032 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2032 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Prior to August 15, 2051 (the date that is six months prior to the maturity date of the 2052 Notes), the Company may redeem the 2052 Notes, in whole or in part, at the option of Cenovus, at any time and from time to time, at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2052 Notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the 2052 Notes to be redeemed (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the U.S. Preliminary Prospectus) plus 30 basis points, in each case, plus accrued and unpaid interest thereon to the redemption date.

On or after August 15, 2051, the Company may redeem the 2052 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2052 Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Tax redemption:	Each of the 2032 Notes and the 2052 Notes will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the circumstances set forth in the U.S. Preliminary Prospectus under the heading “Description of the Notes – Tax Redemption”.

Other provisions:	As described in the U.S. Preliminary Prospectus.

Closing Date, Time and Location: September 13, 2021 at 9:00 a.m. (New York time) at Shearman & Sterling LLP, Commerce Court West, Suite 4405, Toronto, Ontario, M5L 1E8.

Date referred to in Section 5(h) after which the Company may offer or sell debt securities issued or guaranteed by the Company without consent of J.P. Morgan Securities LLC: the Closing Date.

Schedule I-2

SCHEDULE II

Underwriters	Principal Amount of 2.650% Notes due 2032 to be Purchased		Principal Amount of 3.750% Notes due 2052 to be Purchased
J.P. Morgan Securities LLC	US$	100,000,000	US$	150,000,000
BofA Securities, Inc.		82,500,000		123,750,000
MUFG Securities Americas Inc.		82,500,000		123,750,000
BMO Capital Markets Corp.		35,000,000		52,500,000
Scotia Capital (USA) Inc.		35,000,000		52,500,000
Mizuho Securities USA LLC		35,000,000		52,500,000
CIBC World Markets Corp.		20,000,000		30,000,000
Goldman Sachs & Co. LLC		20,000,000		30,000,000
RBC Capital Markets, LLC		20,000,000		30,000,000
TD Securities (USA) LLC		20,000,000		30,000,000
ATB Capital Markets Inc.		15,000,000		22,500,000
SMBC Nikko Securities America, Inc.		15,000,000		22,500,000
Desjardins Securities Inc.		10,000,000		15,000,000
Wells Fargo Securities, LLC		10,000,000		15,000,000

Total	US$	500,000,000	US$	750,000,000

Schedule II-1

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

1.	Term sheet included on Schedule IV hereto.

Schedule III-1

SCHEDULE IV

TERM SHEET

Cenovus Energy Inc.

US$500,000,000 2.650% Notes due 2032 (the “2032 Notes”)

US$750,000,000 3.750% Notes due 2052 (the “2052 Notes”)

Issuer	Cenovus Energy Inc.

Principal Amount	US$500,000,000	US$750,000,000

Public Offering Price	99.562%	99.284%

Coupon	2.650%	3.750%

Yield to Maturity	2.699%	3.790%

Pricing Benchmark	UST 1.250% due August 15, 2031	UST 2.375% due May 15, 2051

Benchmark Yield	1.299%	1.890%

Spread	+140 bps	+190 bps

Trade Date	September 9, 2021

Settlement Date	September 13, 2021

Maturity Date	January 15, 2032	February 15, 2052

Interest Payment Dates	Semi-annually on January 15 and July 15, beginning January 15, 2022 (short first coupon)	Semi-annually on February 15 and August 15, beginning February 15, 2022 (short first coupon)

Record Dates	January 1 and July 1	February 1 and August 1

Make-Whole Call	Prior to October 15, 2031 (the date that is three months prior to the Maturity Date of the 2032 Notes), at the applicable “make-whole” (Adjusted Treasury Rate plus 25 basis points).	Prior to August 15, 2051 (the date that is six months prior to the Maturity Date of the 2052 Notes), at the applicable “make-whole” (Adjusted Treasury Rate plus 30 basis points).

Schedule IV-1

Par Call	On or after October 15, 2031 (the date that is three months prior to the Maturity Date of the 2032 Notes).	On or after August 15, 2051 (the date that is six months prior to the Maturity Date of the 2052 Notes).

CUSIP	15135UAW9	15135UAX7

ISIN	US15135UAW99	US15135UAX72

Joint Book-Running Managers	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. Mizuho Securities USA LLC

Senior Co-Managers	CIBC World Markets Corp. Goldman Sachs & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers	ATB Capital Markets Inc. SMBC Nikko Securities America, Inc. Desjardins Securities Inc. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a base shelf prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cenovus, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC (collect) at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule IV-2

SCHEDULE V

Schedule of Significant Subsidiaries

Entity	Jurisdiction of Incorporation or Formation

Cenovus Energy Marketing Services Ltd.	Alberta

FCCL Partnership	Alberta

Husky Energy Marketing Partnership	Alberta

Husky Marketing and Supply Company	Delaware

Husky Oil Limited Partnership	Alberta

WRB Refining LP	Delaware

EXHIBIT A-1

Form of opinion letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, pursuant to Section 6(b)

EXHIBIT A-2

Form of negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, pursuant to Section 6(b)

EXHIBIT B

Form of opinion letter of Blake, Cassels & Graydon LLP, pursuant to Section 6(c)(i)

EXHIBIT C

Form of opinion letter of McCarthy Tétrault LLP, pursuant to Section 6(c)(ii)